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SECURI 15026373 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68701

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 A (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASANTE CAPITAL GROUP ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 OLD BURLINGTON STREET
(No. and Street)

LONDON (City) UNITED KINGDOM (State) W1S 3AN (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR WARREN THIRKELL HIBBERT +44 79 5258 8464
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY LLP
(Name – *if individual, state last, first, middle name*)

1185 AVENUE OF THE AMERICAS NEW YORK NY 10036
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 21 2015
16 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/20/15

OATH OR AFFIRMATION

I, MR WARREN THIRKELL HIBBERT, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASANTE CAPITAL GROUP ADVISORS LLC, as of MARCH 31, 2015, are true and correct. I further swear (~~or affirm~~) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DE PINNA 35 PICCADILLY LONDON W1J 8LJ SCRIVENER NOTARIES

Signature

Subscribed and Sworn at London, England on 18th May 2015 Before me:

CHIEF COMPLIANCE OFFICER

Title

Notary Public David Noel Lloyd Fawcett

D.N.L. FAWCETT
NOTARY PUBLIC
MY COMMISSION EXPIRES
WITH LIFE

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Managing Member
Asante Capital Group Advisors LLC
New York, New York

We have audited the accompanying statement of financial condition of Asante Capital Group Advisors LLC (the "Company") as of March 31, 2015, and the related notes (the "financial statement"). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Asante Capital Group Advisors LLC as of March 31, 2015, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

New York, New York
May 13, 2015

Asante Capital Group Advisors LLC

Statement of Financial Condition
March 31, 2015
(amounts expressed in U.S. dollars)

ASSETS	
Cash	$ 260,409
Prepaid taxes	145,720
Prepaid Expenses	28,526
Other assets	14,401
Total assets	$ 449,056
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to affiliates	$ 107,382
Accrued expenses and other liabilities	33,346
Total liabilities	140,728
Member's Equity	308,328
Total liabilities and member's equity	$ 449,056

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Description of Business: Asante Capital Group Advisors LLC (the "Company"), a Delaware limited liability company, was formed in June 2010. The Company became a broker-dealer in September 2011 and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

The Company is currently exempt from the provisions of Rule 15c3-3 of the SEC based on Paragraph (k)(2)(i) of the rule.

Significant accounting policies are:

Basis of Presentation: The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Foreign Currency: The financial statements are presented in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the accounts on the statement of operations are translated at average rates of exchange for the year.

Use of Estimates: The preparation of the financial statements in conformity with GAAP in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: The Company earns revenue by charging a placement fee for raising capital for private equity firms and investment managers. Private placement fees are recorded at the time the revenue is earned.

Cash: Cash represents bank demand deposits, held at one financial institution, which may exceed federally insured limits during the year. However, the Company does not believe that this results in any significant credit risk.

Prepaid Expenses: The Company makes payments for certain expenses such as insurance in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

Expenses and Liabilities: All costs and expenses are recorded on the accrual basis.

Income Taxes: The Company is a single-member limited liability company and had elected to be taxed as a "C Corp" for federal income tax purposes. The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statements and income tax bases of assets and liabilities using the enacted statutory rates.

(amounts expressed in U.S. dollars)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year. For the year ended March 31, 2015, management has determined that there are no uncertain tax positions. All periods since inception are subject to tax examinations by U.S. federal, state and local tax authorities.

Note 2. Related Party Transactions

The Company entered into an expense allocation agreement ("Agreement") with Asante Capital Group LLP. The allocation of expenses is based on revenue split as identified in the Agreement. At March 31, 2015, the Company had a payable of $107,382 due to Asante Capital Group LLP. There is a high level of integration of the Company's activities and operations with the ultimate parent and the accompanying financial statements are indicative of the Company's current financial conditions and results of operations as part of that group.

Note 3. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4. Income Taxes

As described in Note 1, the Company has elected to be taxed as a "C Corp" for federal income tax purposes. As a result, the Company's tax provision comprised of a marginal tax rate of 34.00% for federal taxes and an effective tax rate of 27.59%.

Note 5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2015, the Company had net capital of $119,681, which was $110,300 in excess of its required net capital of $9,381. The Company's ratio of aggregate indebtedness to net capital was 1.18 to 1.

Note 6. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through to the date these financial statements were issued.

The Company has entered into a 6 month property lease commencing April 1, 2015 the monthly liability under this lease is $4,775.

